[GRAPHIC OMITTED][GRAPHIC OMITTED]

                                    NEWS RELEASE


Neil McGlone                   Jack Finney                Jenny Love Meyer       Motti Gadish
Michael A. Burns & Associates  Retalix USA                Love's Travel Stops    Retalix Investor Relations

+1-214-521-8596                +1-215-953-5889            +1-405-302-6709        +972-9-776-6677
nmcglone@mbapr.com             Jack.finney@retalix.com    jennyl@loves.com       investors@retalix.com

                     Love's Travel Stops and Country Stores
                  Discovers the Convenience of Retalix Software

   Integrated POS, Back Office, Commercial Fuel and Headquarters Applications
                To Be Rolled Out to More Than 200 U.S. Locations

     Dallas, TX, April 8, 2008 - Retalix(R) (NASDAQ: RTLX), a global provider of software solutions for retailers and distributors, announced today that Love's Travel Stops and Country Stores will deploy Retalix StorePoint point-of-sale
(POS), Back Office with Foodservice and Commercial Fuel solutions in more than 200 travel centers and convenience stores across the U.S.

     The Oklahoma City-based retailer has annual sales of more than $7 billion and has been included in Forbes Magazine's annual listing of America's largest private companies since 2000. Love's will implement Retalix HQ-Convenience (HQC) with integrated price book, reporting and business intelligence, data warehouse and electronic journal functions, for centralized management and decision control for the entire chain.

      "Our stores offer fuel, convenience, quick-service restaurants, specialty items and services for long-haul truckers and travelers," said Jim Xenos, Love's chief information officer. "We needed to streamline the very complex functionality that is required to operate a travel stop and convenience store. We chose Retalix because it is the most comprehensive solution to the very broad mix of requirements we have."

     Retalix StorePoint is a POS and back office software system that helps convenience and travel center retailers improve productivity, control costs and increase sales. The Retalix StorePoint solution includes integrated forecourt automation for both gasoline and commercial fuel, Electronic Payment Software
(EPS), Foodservice, Cash and Inventory Management modules. Additionally, Retalix StorePoint supports an integrated payments switch from Postilion to handle all of the various fuel and fleet purchases inherent in the truck stop industry. Retalix HQC complements Retalix StorePoint by providing central pricebook management, reporting and analytics software to effectively manage the chain's item and price information.

     "Love's Travel Stops & Country Stores represents the classic multi-concept retailer, operating diverse yet integrated businesses under one roof with high-performance demands in each area," said Ray Carlin, executive vice president of Retalix USA. "Retalix is uniquely positioned to provide a single, robust solution to help lower overall operating costs while raising the level of customer service."

     About Love's

     Founded in 1964 by Tom Love, Love's Travel Stops & Country Stores is headquartered in Oklahoma City, Okla., and remains family owned and operated. With more than 200 locations in more than 30 states, Love's current growth rate is approximately 15 stores per year. Love's is currently ranked
No. 42 on Forbes' Magazine's annual listing of America's largest privately held companies. From the first filling station in Watonga, Okla., the Love's mission has remained the same: "Clean Places, Friendly Faces." For more information, please visit www.loves.com.


     About Retalix

     Retalix is an independent provider of software solutions to retailers and distributors worldwide. Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix , please visit www.retalix.com.

     Retalix is a registered trademark of Retalix Ltd. in the United States and in other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

     Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2006, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.


                                      # # #